UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2022

Commission File Number 001-40504

Tremor International Ltd.
(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On February 24, 2022, the Company issued an announcement titled “Tremor International Reports Results for the Fourth Quarter and Full-Year Ended December 31, 2021” pursuant to the AIM Market Rules, a copy of which is attached as Exhibit 99.1 to this Form 6-K.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The IFRS financial information contained in the (i) consolidated statements of financial position as of December 31, 2021 and as of December 31, 2020 (unaudited), (ii) consolidated statements of operation and other comprehensive income for the twelve months ended December 31, 2021, 2020 and 2019 and the three months ended December 31, 2021 and 2020 (unaudited), (iii) consolidated statements of changes in equity (unaudited), and (iv) consolidated statements of cash flows for the twelve months ended December 31, 2021, 2020 and 2019 (unaudited), and the accompanying notes thereto, included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-258731) and shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
The following exhibit is furnished as part of this Form 6-K:

Exhibit 99.1	Company announcement dated February 24, 2022, “Tremor International Reports Results for the Fourth Quarter and Full-Year Ended December 31, 2021”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tremor International Ltd.

By:	/S/ Sagi Niri
Name:	Sagi Niri
Title:	Chief Financial Officer

Date: February 24, 2022

Exhibit List
Exhibit 99.1	Company announcement dated February 24, 2022, “Tremor International Reports Results for the Fourth Quarter and Full-Year Ended December 31, 2021”.